                                UNITED STATES                    -------------------------------
                      SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
                            Washington, D.C. 20549               -------------------------------
                                                                   OMB Number: 3235-0145
                                 SCHEDULE 13D                      Expires: December 31, 1997
                                                                   Estimated average burden
                 Under the Securities Exchange Act of 1934         hours per response ... 14.90
                            (Amendment No.          )*           -------------------------------
                                          ---------

                       TRANSCOASTAL MARINE SERVICES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  893537 10 0
           --------------------------------------------------------
                                 (CUSIP Number)

                            Daniel N. Hargett, Sr.
                            2205 West Pinhook Road
                              Lafayette, LA 70508
                                 (318) 235-7567
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 4, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 893537 10 0                 13D
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Daniel N. Hargett, Sr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 444,444
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    444,444
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     444,444
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   SECURITY AND ISSUER

     This statement relates to shares of the Common Stock, $.001 par value per share (the "Common Stock"), of TransCoastal Marine Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 3535 Briarpark, Suite 210, Houston, TX 77042.

Item 2.   IDENTITY AND BACKGROUND

     (a) This statement is filed by Daniel N. Hargett, Sr. (the "Reporting Person") as the direct beneficial owner of 444,444 shares of Common Stock.

     (b) The principal business address of the Reporting Person is 2205 West Pinhook Road, Lafayette, Louisiana 70508.

     (c) The present principal occupation of the Reporting Person is President of CSI Hydrostatic Testers, Inc. ("CSI"), a company primarily engaged in the testing of offshore oil and gas pipelines.

     (d) The Reporting Person has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the terms of the Purchase and Sale Agreement, made effective as of August 28, 1997, by and among the Company, CSI, Hargett Mooring and Marine, Inc., Hargett Investments, L.L.C. ("HI"), the Reporting Person, Yvette Hargett and Richard L. Hargett, the Reporting Person acquired 444,444 shares of Common Stock and certain cash consideration in exchange for all of the outstanding capital stock of CSI and all of the outstanding membership interests of HI. No funds were borrowed by the Reporting Person for the acquisition of such shares.

Item 4.   PURPOSE OF TRANSACTION

     The Reporting Person acquired 444,444 shares of Common Stock reported herein primarily for the purpose of investment. Although there is no present intention to do so, the Reporting Person may decide to make additional purchases of Common Stock in the future either in the open market or in private transactions, subject to his evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, general economic conditions, money and stock market conditions and other future developments.

     Depending upon the results of the reviews and the other factors mentioned above, the Reporting Person, at any time, may decide to increase, decrease or entirely dispose of his holdings of Common Stock, although the Reporting Person currently has no intention to do so. However, the shares of Common Stock currently held by the Reporting Person may be resold publicly only following their effective registration under the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements of that act, such as Rule 144 thereunder.

     Except as described in this Item 4, the Reporting Person has not formulated any plans or proposals which relate to or could result in the occurrence of any events required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item. 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person currently owns 444,444 shares of Common Stock, representing 5.3% of all issued and outstanding shares of Common Stock.

     (b) The Reporting Person possesses the sole power to vote and the sole power to dispose of the shares held by him.

     (c) The 444,444 shares of Common Stock owned by the Reporting Person were acquired on November 4, 1997, upon the closing of the Purchase and Sale Agreement described in Item 3.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by him.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In connection with the initial public offering of the Company's Common Stock, the Reporting Person entered into an agreement with Jefferies & Company, Inc. and Johnson Rice & Company, L.L.C., as representatives of the Company's underwriters, pursuant to which the Reporting Person agreed not to dispose of any shares of the Company's Common Stock during the 360 day period immediately after October 29, 1997, without the prior approval of such underwriters.
Except for such agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the securities of the Company beneficially owned by the Reporting Person are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 Purchase and Sale Agreement, made effective as of August 28, 1997, by and among TransCoastal Marine Services, Inc., CSI Hydrostatic Testers, Inc., Hargett Mooring and Marine, Inc., Hargett Investments, L.L.C., Daniel N. Hargett, Sr., Yvette Hargett and Richard L. Hargett, incorporated by reference to Exhibit 10.17 of TransCoastal Marine Services, Inc.'s Registration Statement on Form S-1 (Registration
                 No. 333-34603).

     Exhibit 2 Lock-Up Letter, dated October 29, 1997, from Daniel N. Hargett, Sr. to Jefferies & Company, Inc. and Johnson Rice & Company, L.L.C.


                                  SIGNATURE
                                  ---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


     Dated: November 14, 1997


                                       /s/ Daniel N. Hargett, Sr.
                                       --------------------------------------
                                       Daniel N. Hargett, Sr.



                                     -3-